                                                                Exhibit (A).(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                             Bush Boake Allen Inc.

                                      at

                             $48.50 Net Per Share

                                      by

                              B Acquisition Corp.

                         a wholly owned subsidiary of
                    International Flavors & Fragrances Inc.

                              -----------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, NOVEMBER 3, 2000, UNLESS THE OFFER IS EXTENDED.

                              -----------------

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 25, 2000, AMONG BUSH BOAKE ALLEN INC. (THE "COMPANY"), INTERNATIONAL FLAVORS & FRAGRANCES INC. ("PARENT") AND B ACQUISITION CORP., A WHOLLY OWNED SUBSIDIARY OF PARENT ("MERGER SUBSIDIARY"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES WHICH REPRESENTS MORE THAN 66 2/3% OF THE SHARES OUTSTANDING (ON A FULLY DILUTED BASIS) ON THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT AND THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, OR MATERIAL APPLICABLE FOREIGN ANTITRUST REGULATIONS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. INTERNATIONAL PAPER COMPANY, WHICH HOLDS APPROXIMATELY 68% OF THE OUTSTANDING SHARES OF THE COMPANY, HAS AGREED TO TENDER ITS SHARES IN THE OFFER. SEE SECTIONS 10 AND 13.

                               ---------------

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

                               ---------------

                                   IMPORTANT

Any shareholder of the Company desiring to tender all or any portion of such shareholder's Shares must either (1) complete and sign the enclosed Letter of Transmittal (as defined herein) (or facsimile thereof) in accordance with the Instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer discussed in Section 3 of this Offer to Purchase or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Any shareholder of the Company who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery discussed in Section 3 of this Offer to Purchase.

Questions and requests for assistance may be directed to the Dealer Manager (as defined herein) or the Information Agent (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other tender offer materials may also be directed to the Information Agent (as defined herein). A shareholder may also contact such shareholder's broker, dealer, commercial bank or trust company for assistance.

                               ---------------

                     The Dealer Manager for the Offer is:

                          MORGAN STANLEY DEAN WITTER

October 6, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY TERM SHEET.........................................................   1
INTRODUCTION...............................................................   6
THE OFFER..................................................................   8
  1. Terms of the Offer....................................................   8
  2. Acceptance for Payment and Payment for Shares.........................  10
  3. Procedures for Accepting the Offer and Tendering Shares...............  11
  4. Withdrawal Rights.....................................................  14
  5. Certain Federal Income Tax Consequences...............................  15
  6. Price Range of the Shares; Dividends..................................  16
  7. Certain Information Concerning the Company............................  16
  8. Certain Information Concerning Merger Subsidiary and Parent...........  18
  9. Sources and Amount of Funds...........................................  19

                                                                           Page
                                                                           ----
 10. Background of the Offer; Purpose of the Offer and the Merger; the
     Merger Agreement and Certain Other Agreements........................  19
 11. Plans for the Company; Other Matters.................................  34
 12. Dividends and Distributions..........................................  36
 13. Conditions to the Offer..............................................  36
 14. Effect of the Offer on the Market for Shares; NYSE Quotation;
     Exchange Act Registration; Margin Regulations........................  37
 15. Certain Legal Matters; Regulatory Approvals..........................  38
 16. Fees and Expenses....................................................  41
 17. Miscellaneous........................................................  42
Schedule I--Information Concerning Directors and Executive Officers of
 Merger Subsidiary and Parent............................................. I-1

                              SUMMARY TERM SHEET

  B Acquisition Corp. is offering to purchase all of the issued and outstanding shares of common stock of Bush Boake Allen Inc. for $48.50 per share in cash. The following are some of the questions you, as a shareholder of Bush Boake Allen, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is Offering to Buy My Securities?

  Our name is B Acquisition Corp. We are a Virginia corporation formed for the purpose of making a tender offer for all of the common stock of Bush Boake Allen and have carried on no activities other than in connection with the merger agreement among Bush Boake Allen, International Flavors & Fragrances Inc. and ourselves. We are a wholly owned subsidiary of International Flavors & Fragrances, a New York corporation. See the "Introduction" and Section 1.

What are the Classes and Amounts of Securities Sought in the Offer?

  We are seeking to purchase all of the issued and outstanding shares of common stock of Bush Boake Allen. See the "Introduction" and Section 1.

How Much Are You Offering to Pay? What is the Form of Payment? Will I Have to Pay Any Fees or Commissions?

  We are offering to pay $48.50 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction."

Do You Have the Financial Resources to Make Payment?

  International Flavors & Fragrances, our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. International Flavors & Fragrances will obtain its funds under a credit facility from Citibank, N.A. and Salomon Smith Barney Inc. See Section 9.

Is Your Financial Condition Relevant to my Decision to Tender in the Offer?

  We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash, and we have already arranged for all of our funding to come from International Flavors & Fragrances under a credit facility from Citibank and Salomon Smith Barney. Additionally, the offer is not subject to any financing condition. See
Section 9.

How Long Do I Have to Decide Whether to Tender in the Offer?

  You will have at least until 12:00 midnight, New York City time, on Friday, November 3, 2000, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3.

Can the Offer be Extended and Under What Circumstances?

  We have agreed in the merger agreement that:

  . Without the consent of Bush Boake Allen, we may extend the offer beyond the scheduled expiration date from time to time, if at that date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived, for a period of time until such conditions are satisfied or waived. If any of the conditions are not satisfied or waived on any scheduled expiration date, we are required to extend the offer until the conditions are satisfied or waived, unless they could not reasonably be expected to be satisfied by January 31, 2001.

  . Without the consent of Bush Boake Allen, we may extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the offer or any period required by applicable law.

  . Without the consent of Bush Boake Allen, we may extend the offer for one or more subsequent offering periods up to an additional 20 business days in the aggregate pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. There will be no withdrawal rights during the subsequent offering period.

  See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.

How Will I be Notified if the Offer is Extended?

  If we extend the offer, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

What are the Most Significant Conditions to the Offer?

  . We are not obligated to accept for payment or to purchase any shares that are validly tendered unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer represents more than 66 2/3% of the then outstanding shares on a fully diluted basis on the date of purchase in the offer. We call this condition the "minimum condition." For purposes of the offer, "on a fully diluted basis" means, as of any time, the number of shares outstanding, together with the shares which Bush Boake Allen may be required to issue pursuant to warrants, options or obligations outstanding at that date under any employee benefit arrangements, as these arrangements are defined in the merger agreement, or otherwise, whether or not vested or then exercisable. International Paper Company, which owns approximately 68% of Bush Boake Allen's outstanding shares, has agreed to tender its shares in the offer. Assuming International Paper tenders all of the shares of Bush Boake Allen common stock it beneficially owns in the offer and no additional shares are issued by Bush Boake Allen, International Flavors & Fragrances will be able to effect the merger without any other shareholder tendering shares in the offer. Bush Boake Allen has agreed to consent to a waiver of the minimum condition if International Paper has tendered its shares, but the total number of shares tendered does not constitute more than 66 2/3% of the outstanding shares of Bush Boake Allen on a fully diluted basis. Moreover, Bush Boake Allen has been advised that each of its directors and executive officers intends to tender pursuant to the offer all shares owned of record and beneficially by such directors and executive officers. To the extent that directors and executive officers of Bush Boake Allen exercise stock options under Bush Boake Allen's stock option plans and do not tender the shares underlying the stock options in the offer, it is possible that we will not receive more than 66 2/3% of the outstanding shares in the offer, depending on the number of shares tendered in the offer by shareholders other than International Paper and the directors and executive officers of Bush Boake Allen. Additionally, International Paper has entered into a voting and tender agreement with International Flavors & Fragrances, us and the Company, which grants International Flavors & Fragrances an option to purchase the shares owned by International Paper in connection with termination of the merger agreement under certain circumstances. See Section 10.

  . We are not obligated to accept for payment or to purchase shares that are validly tendered if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act or under applicable merger control regulations of foreign governmental entities, individually or in the aggregate, having jurisdiction over a material portion of Bush Boake Allen's business or assets have not expired or been terminated by the expiration date of the offer.

  . We are not obligated to accept for payment or to purchase shares that are validly tendered at any time on or after the date of the merger agreement and prior to the date shares are first accepted for payment under the offer if, among other things, an event, change, occurrence or development of a state of facts or circumstances, subject to certain exceptions, having a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Bush Boake Allen and its subsidiaries has occurred.

  . The offer is also subject to a number of other conditions. We can waive most of the conditions to the offer without Bush Boake Allen's consent. We cannot waive the minimum condition without such consent; however, Bush Boake Allen has agreed to consent to a waiver of the minimum condition if International Paper has tendered its shares, but the total number of shares tendered does not constitute more than 66 2/3% of the outstanding shares of Bush Boake Allen on a fully diluted basis.

How Do I Tender My Shares?

  To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to The Bank of New York, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Bank of New York. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3.

Until What Time May I Withdraw Previously Tendered Shares?

  You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by Monday, December 4, 2000, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw, however, will not apply to the subsequent offering period discussed in Section 1. See Section 4.

How Do I Withdraw Previously Tendered Shares?

  To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

What Does the Bush Boake Allen Board of Directors Recommend Regarding the
Offer?

  We are making the offer pursuant to the merger agreement, which has been unanimously approved by the Bush Boake Allen board of directors. The board of directors of Bush Boake Allen unanimously (1) determined that the terms of the offer and the merger are advisable and in the best interests of Bush Boake Allen and its shareholders, (2) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and (3) recommends that Bush Boake Allen's shareholders accept the offer and tender their shares pursuant to the offer. See the "Introduction."

Have Any Bush Boake Allen Shareholders Agreed to Tender Their Shares?

  Yes. International Paper, Bush Boake Allen's principal shareholder, owning approximately 68% of Bush Boake Allen's outstanding shares, has agreed to tender its shares in the offer. In addition, Bush Boake Allen has been advised that each of its directors and executive officers intends to tender pursuant to the offer all shares owned of record and beneficially by such directors and executive officers. If International Paper tenders its shares in the offer and such shares at that time constitute more than 66 2/3% of the outstanding shares, the merger can be effected without a tender of shares by any other shareholder of Bush Boake Allen.

If More Than 66 2/3% of the Outstanding Shares Are Tendered and Accepted for Payment, Do You Anticipate that Bush Boake Allen Will Continue as a Public Company?

  No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, Bush Boake Allen will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares that Bush Boake Allen common stock will no longer be eligible to be traded on the New York Stock Exchange; there may not be a public trading market for Bush Boake Allen common stock; and Bush Boake Allen may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 14.

Will the Tender Offer Be Followed by a Merger if All of the Bush Boake Allen Shares Are Not Tendered in the Offer?

  Yes. If we accept for payment and pay for more than 66 2/3% of the shares of Bush Boake Allen on a fully diluted basis, we will be merged with and into Bush Boake Allen. If that merger takes place, International Flavors & Fragrances will own all of the issued and outstanding shares of Bush Boake Allen, and all remaining shareholders of Bush Boake Allen, other than us, will receive in the merger $48.50 per share in cash, or any higher price per share that is paid in the offer. See the "Introduction."

If I Decide Not to Tender, How Will the Offer Affect My Shares?

  If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Bush Boake Allen that are still in the hands of the public may be so small that there no longer will be an active public trading market, or, possibly, there may not be any public trading market, for the Bush Boake Allen common stock. Also, as described above, Bush Boake Allen may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Sections 11 and 14.

What Is the Market Value of My Shares as of a Recent Date?

  On September 22, 2000, the last trading day before we announced the acquisition, the last sale price of Bush Boake Allen common stock reported on the New York Stock Exchange was $43.563 per share. On October 5, 2000, the last trading day before we commenced the tender offer, the last sale price of Bush Boake Allen common stock reported on the New York Stock Exchange was $47.875. We encourage you to obtain a recent quotation for shares of Bush Boake Allen common stock in deciding whether to tender your shares. See
Section 6.

Generally, What Are the United States Federal Income Tax Consequences of Tendering Shares?

  The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5.

To Whom May I Speak if I Have Questions About the Tender Offer?

  You may call Georgeson Shareholder Communications Inc. at (212) 440-9800 (banks and brokers call collect) or (800) 223-2064 (all others call toll free) or Morgan Stanley & Co. Incorporated at (212) 761-8322 (call collect). Georgeson is acting as the information agent and Morgan Stanley is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
Bush Boake Allen Inc.:

                                 INTRODUCTION

  B Acquisition Corp., a Virginia corporation ("Merger Subsidiary") and a wholly owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), hereby offers to purchase all the issued and outstanding shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Bush Boake Allen Inc., a Virginia corporation (the "Company"), at a price of $48.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions discussed in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

  Tendering shareholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Merger Subsidiary pursuant to the Offer. Shareholders who hold their Shares through a bank or broker should check with such institution as to whether they will charge any service fees. However, if you fail to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable in the Offer. Merger Subsidiary will pay all fees and expenses of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as the dealer manager for the Offer (in such capacity, the "Dealer Manager"), The Bank of New York, which is acting as the depositary for the Offer (in such capacity, the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as information agent for the Offer (in such capacity, the "Information Agent"), incurred in connection with the Offer and in accordance with the terms of the agreements entered into between Merger Subsidiary and/or Parent and each such person. See
Section 16.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), among the Company, Parent and Merger Subsidiary. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer) and the approval of the Merger Agreement by the shareholders of the Company (if required by applicable law), Merger Subsidiary will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (the "Surviving Corporation") in accordance with the Virginia Stock Corporation Act, as amended (the "VSCA"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by (i) any subsidiaries of the Company and (ii) Parent or any of its subsidiaries, including Merger Subsidiary), will be converted into the right to receive $48.50 in cash (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in Section 10.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  Credit Suisse First Boston Corporation ("CSFB"), financial advisor to the Company, has delivered to the Company Board its written opinion, dated as of September 25, 2000, to the effect that as of such date and based upon and subject to the matters stated in the opinion, the $48.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of CSFB's written opinion, dated September 25, 2000, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with the Offer and which is being mailed to holders of Shares herewith. Holders of Shares are urged to read the full text of that opinion carefully.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES REPRESENTING MORE THAN 66 2/3% OF THE SHARES OUTSTANDING (ON A FULLY DILUTED BASIS) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT IN THE OFFER (THE "MINIMUM CONDITION") AND THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), OR MATERIAL APPLICABLE FOREIGN ANTITRUST REGULATIONS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 13.

  For purposes of the offer, "on a fully diluted basis" means, as of any time, the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to warrants, options or obligations outstanding at that date under any Employee Benefit Arrangements (as defined in the Merger Agreement), or otherwise, whether or not vested or then exercisable.

  The Company has represented to Parent and Merger Subsidiary that, as of the date of the Merger Agreement, 19,351,063 Shares were issued and outstanding and 1,401,714 Shares were reserved for issuance upon exercise of stock options. International Paper Company, a New York corporation and the principal shareholder of the Company (the "Principal Shareholder"), beneficially owns 13,150,000 Shares and has agreed to tender all of its Shares in the Offer pursuant to a Voting and Tender Agreement, dated as of September 25, 2000 (the "Support Agreement"), among the Principal Shareholder, the Company, Parent and Merger Subsidiary. Assuming the Principal Shareholder tenders all of the Shares it beneficially owns in the Offer and no additional Shares are issued by the Company, Parent will be able to effect the Merger without the need for any other shareholder to tender Shares in the Offer. The Company has agreed to consent to a waiver of the Minimum Condition to enable Merger Subsidiary to purchase the Shares owned by the Principal Shareholder if the Principal Shareholder has tendered its Shares, but the total number of Shares tendered does not constitute more than 66 2/3% of the outstanding Shares of Common Stock on a fully diluted basis on the date of purchase in the Offer. Moreover, the Company has been advised that each of its directors and executive officers intends to tender pursuant to the Offer all Shares owned of record and beneficially by such directors and executive officers. To the extent that directors and executive officers of the Company exercise Stock Options under the Company Stock Option Plans (each as defined herein) and do not tender the Shares underlying the Stock Options in the Offer, it is possible that Merger Subsidiary will not receive more than 66 2/3% of the outstanding Shares in the Offer, depending on the number of Shares tendered in the Offer by shareholders other than the Principal Shareholder and the directors and executive officers of the Company. Additionally, pursuant to the Support Agreement, the Principal Shareholder has granted Merger Subsidiary an option (the "Option") to purchase all of the Shares owned by Principal Shareholder at a purchase price per Share equal to $48.50 (adjustable as described in Section 10, the "Option Price") in connection with termination of the Merger Agreement under certain circumstances. See Sections 10 and 13.

  The Merger Agreement provides that, upon the acceptance by Merger Subsidiary for payment of, and payment for, any Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by Parent and its affiliates. The Company will, at such time, upon the request of Merger Subsidiary, take all reasonable actions to cause Parent's designees to be elected or appointed to the Company Board, if necessary, by increasing the size of the Company Board or securing resignations of incumbent directors or both.

  Consummation of the Merger is conditioned upon, among other things, the approval of the Merger Agreement by the requisite vote of shareholders of the Company, if required by the VSCA. Under the VSCA, the affirmative vote of the holders of more than 66 2/3% of the outstanding Shares is the only vote of any class or series of the Company's capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of the Company's shareholders. If the Minimum Condition is satisfied, or waived, and following the purchase of Shares by Merger Subsidiary pursuant to the Offer, Merger Subsidiary and its affiliates will own more than 66 2/3% of the outstanding Shares, and Merger Subsidiary will be able to effect the Merger without the affirmative vote of any other shareholder. The Merger Agreement is more fully described in Section 10.

  Under Section 13.1-719 of the VSCA, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such other corporation (a "short-form merger"). Pursuant to the Merger Agreement, in the event that Merger Subsidiary acquires at least 90% of the outstanding Shares in the Offer, Merger Subsidiary and Parent shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of the shareholders of the Company. Even if Merger Subsidiary does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Merger Subsidiary could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price. Parent presently intends to effect a short-form merger of Merger Subsidiary into the Company, if permitted to do so under the VSCA. See Section 11.

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1. Terms of the Offer.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Subsidiary will accept for payment and pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 4. Parent will provide Merger Subsidiary with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Friday, November 3, 2000, unless and until Merger Subsidiary, in accordance with the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Merger Subsidiary, shall expire.

  The Offer is conditioned upon the satisfaction or waiver of the Minimum Condition, the expiration or termination of any waiting period imposed by the HSR Act, or under material applicable foreign antitrust regulations, and the other conditions discussed in Section 13. If such conditions are not satisfied prior to the Expiration Date, Merger Subsidiary reserves the right, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the SEC, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering shareholders, (ii) waive any or all conditions to the Offer (except the condition discussed in the following paragraph) and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) subject to the next paragraph, amend the Offer.

  The Merger Agreement provides that, without the prior written consent of the Company, Merger Subsidiary shall not (i) decrease the per Share price or the number of Shares sought in the Offer, (ii) change the form of the consideration to be paid in the Offer, (iii) make any change which imposes conditions to the Offer in addition to those discussed in Section 13, (iv) impose additional conditions to the Offer, (v) make any change that is otherwise adverse to the holders of Shares or (vi) waive the Minimum Condition; however, the Company has agreed to consent to the waiver of the Minimum Condition to allow Merger Subsidiary to purchase the Shares owned by the Principal Shareholder.

  The Merger Agreement requires Merger Subsidiary to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied on the Expiration Date.

  Subject to the terms of the Merger Agreement, Merger Subsidiary may, without the consent of the Company, extend the Offer beyond the scheduled Expiration Date (i) from time to time, if at that date any of the conditions to Merger Subsidiary's obligation to accept for payment and to pay for Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, for a period of time until such conditions are satisfied or waived, however, if any of the conditions to the Offer are not satisfied or waived on any scheduled expiration date, Parent and Merger Subsidiary are required to extend the Offer until the condition or conditions are satisfied or waived, unless the condition or conditions could not reasonably be expected to be satisfied by January 31, 2001, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law or (iii) for one or more subsequent offering periods of up to an additional twenty (20) business days in the aggregate (a "Subsequent Offering Period"). Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), permits Merger Subsidiary, subject to certain conditions, to provide a Subsequent Offering Period following the expiration of the Offer on Friday, November 3, 2000. A Subsequent Offering Period is an additional period of time from three
(3) business days to twenty (20) business days in length, beginning after Merger Subsidiary purchases Shares tendered in the Offer, during which time shareholders may tender, but not withdraw, their Shares and receive the Offer Price.

  Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, Merger Subsidiary will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

  Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Merger Subsidiary also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) terminate the Offer if any of the conditions discussed in Section 13 have not been satisfied and (ii) waive any condition to the Offer or otherwise amend the Offer in any respect, in each case by giving written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If Merger Subsidiary accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

  The rights reserved by Merger Subsidiary in the preceding paragraph are in addition to Merger Subsidiary's rights discussed in Section 13. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Merger Subsidiary may choose to make any public announcement, Merger Subsidiary shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

  If Merger Subsidiary extends the Offer or if Merger Subsidiary is delayed in its acceptance for payment of, or payment for, Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Merger Subsidiary's rights under the Offer, the Depositary may retain tendered Shares on behalf of Merger Subsidiary, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of Merger Subsidiary to delay the payment for Shares that Merger Subsidiary has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer, unless such bidder elects to offer a Subsequent Offering Period and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act and (ii) the terms of the Merger Agreement, which require that Merger Subsidiary accept for payment Shares that are validly tendered and not withdrawn pursuant to the Offer as soon as it is legally permitted to do so under applicable law and promptly pay for such Shares.

  If Merger Subsidiary makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Merger Subsidiary will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, Merger Subsidiary decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer in accordance with the terms of the Merger Agreement, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth (10th) business day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  The Company has provided Merger Subsidiary with the Company's shareholder list and security position listings for the purpose of disseminating this Offer to Purchase to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Acceptance for Payment and Payment for Shares.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer discussed in Section 13, Merger Subsidiary will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. If there is a Subsequent Offering Period following the Offer, Merger Subsidiary will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Merger Subsidiary expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The

Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures discussed in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

  For purposes of the Offer, Merger Subsidiary will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Subsidiary gives oral or written notice to the Depositary of Merger Subsidiary's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Merger Subsidiary and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Merger Subsidiary is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Merger Subsidiary's rights discussed in Section 1, the Depositary may, nevertheless, on behalf of Merger Subsidiary, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

  Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

  If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure discussed in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

  Merger Subsidiary reserves the right to transfer or assign, in whole or from time to time in part, to any direct or indirect wholly owned subsidiary of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

  Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Subsidiary may enforce such agreement against such participant.

  Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

  Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and collectively, "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

    1. such tender is made by or through an Eligible Institution;

    2. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Merger Subsidiary, is received prior to the Expiration Date by the Depositary as provided below; and

    3. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange Inc. (the "NYSE") trading days after the date of such Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Merger Subsidiary.

  In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

  The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Merger Subsidiary in its sole discretion, which determination shall be final and binding on all parties. Merger Subsidiary reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Merger Subsidiary also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Merger Subsidiary. None of Parent, Merger Subsidiary, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Merger Subsidiary's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Merger Subsidiary as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Merger Subsidiary (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Merger Subsidiary accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Merger Subsidiary will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Merger Subsidiary reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Merger Subsidiary's payment for such Shares, Merger Subsidiary must be able to exercise full voting rights with respect to such Shares.

  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Merger Subsidiary's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Merger Subsidiary upon the terms and subject to the conditions of the Offer.

  Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign a Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

  Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Subsidiary pursuant to the Offer, may also be withdrawn at any time after Monday, December 4, 2000.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in Section 3 hereof, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  If Merger Subsidiary extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Subsidiary's rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Subsidiary, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Subsidiary, in its sole discretion, whose determination will be final and binding. None of Parent, Merger Subsidiary, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period by following one of the procedures described in Section 3.

  No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

  Merger Subsidiary expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Merger Subsidiary is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for

Shares pursuant to the Offer for any reason, then, without prejudice to Merger Subsidiary's rights under the Offer (including such rights as are discussed in Sections 1 and 13) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Merger Subsidiary, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

5. Certain Federal Income Tax Consequences.

  The following is a general summary of certain federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). This discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to holders of Shares. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment), and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the federal income tax consequences to a Holder that, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any state, local, foreign or other tax laws.

  EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE SALE OF ITS SHARES, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder's adjusted tax basis in Shares sold or surrendered in the Merger. Gain or loss must be determined separately for each block of Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the consummation of the Offer or the Merger. For federal income tax purposes, net capital gain recognized by individuals (or an estate or certain trusts) from the sale of property held for more than twelve months will generally be taxed at a maximum tax rate of 20%. There are limitations on the deductibility of capital losses.

  Payments in connection with the Offer or Merger may be subject to "backup withholding" at a rate of 31% unless a Holder of Shares (i) provides a correct taxpayer identification number ("TIN") (which, for an individual Holder, is the Holder's social security number) and any other required information, or
(ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Shareholders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder's federal income tax liability, provided that the required information is given to the IRS. Each Holder should consult its tax advisor as to such Holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of the Shares; Dividends.

  The Shares are traded on the NYSE under the symbol "BOA." The following table sets forth, for each of the fiscal quarters indicated, the high and low reported sales prices per Share on the NYSE.

                                                                 Common Stock
                                                               -----------------
                                                                 High     Low
                                                               -------- --------
Fiscal Year 1998
  First Quarter............................................... $33.8750 $25.4375
  Second Quarter..............................................  33.00    28.00
  Third Quarter...............................................  33.6875  26.25
  Fourth Quarter..............................................  35.500   25.00
Fiscal Year 1999
  First Quarter............................................... $35.1250 $25.9375
  Second Quarter..............................................  30.375   24.3125
  Third Quarter...............................................  29.25    22.125
  Fourth Quarter..............................................  26.25    22.50
Fiscal Year 2000
  First Quarter............................................... $28.9375 $24.00
  Second Quarter..............................................  44.50    28.00
  Third Quarter (through October 5, 2000).....................  47.9375  41.5625

  On September 22, 2000, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the NYSE was $43.563 per Share. On October 5, 2000, the last full trading day prior to the commencement of the Offer, the last reported sales price of the Shares on the NYSE was $47.875 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

  The Company did not declare or pay any cash dividends during any of the periods indicated in the above table. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent, and Parent does not intend to consent to any such declaration or payment.

7. Certain Information Concerning the Company.

  General. The information concerning the Company contained in this Offer to Purchase has been furnished by the Company or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources. Neither Parent, Merger Subsidiary nor the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Merger Subsidiary or the Information Agent.

  The Company, a Virginia corporation, or its predecessors have been in the flavor and fragrance business since the mid-1800s. Union Camp Corporation ("Union Camp") acquired the Company in 1982 from Albright & Wilson which was then a wholly owned subsidiary of Tenneco, Inc. In June 1994, the Company completed an initial public offering of 6,065,000 Shares which resulted in 31.6% of its outstanding Shares being publicly held with the remaining 68.4% being held by Union Camp. On April 20, 1999, through the merger of Union Camp with and into the Principal Shareholder, the Principal Shareholder became the majority shareholder of the Company.

  The Company's business is organized into two operating segments: (i) flavor (including compound flavors, essential oils, seasonings and spice extracts) and fragrance and (ii) aroma chemicals. The Company's flavor products impart a desired taste and smell to a broad range of consumer products including soft drinks, confections, dietary foods, snack foods, dairy products, pharmaceuticals and alcoholic beverages. The Company's fragrance products are used in a wide variety of products including soaps, detergents, air fresheners, cleaners, cosmetics and toiletries and related products. The Company is also a major producer of aroma chemicals, products which are primarily used as raw materials in fragrance compounds. The Company has operations in 38 countries in North and South America, Europe, Asia, Australia, the Middle East and Africa.

  The Company's principal offices are located at 7 Mercedes Drive, Montvale, New Jersey and its telephone number at such address is (201) 391-9870.

  Certain Projected Financial Data of the Company. Prior to entering into the Merger Agreement, representatives of Parent conducted a due diligence review of the Company and in connection with such review received certain projections of the Company's future operating performance. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. The projections contain forward-looking statements, do not purport to present results of operations in accordance with generally accepted accounting principles and have not been audited or examined by the Company's independent auditors. The summary of projected financial data set forth below is presented for the limited purpose of giving the shareholders of the Company access to financial data prepared by the Company's management that were made available to Parent in connection with its due diligence investigation.

                             Bush Boake Allen Inc.
                                ($ in millions)

                                                  Projected FYE December 31,
                                              ----------------------------------
                                               2000   2001   2002   2003   2004
                                              ------ ------ ------ ------ ------
Net Sales.................................... $506.0 $546.0 $591.9 $642.3 $694.6
EBITDA.......................................   72.2   78.4   89.5  103.1  113.9
Net Income...................................   28.1   31.6   39.1   48.2   55.7

  The foregoing forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised Parent and Merger Subsidiary that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Parent), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company, all of which are difficult to predict, many of which are beyond the Company's control and none of which were subject to approval by Parent, Merger Subsidiary or the Principal Shareholder. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, Merger Subsidiary, the Company or the Principal Shareholder or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, Merger Subsidiary or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections. None of Parent, Merger Subsidiary, the Company or the Principal Shareholder or any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

  Miscellaneous. For a description of certain business relationships between the Company and Parent and their respective affiliates, see Section 8.

  Financial Information. Certain financial information relating to the Company is hereby incorporated by reference to the audited financial statements for the Company's 1998 and 1999 fiscal years set forth in the Company's 1999 Annual Report, incorporated by reference on the Company's Form 10-K for the fiscal year ended December 31, 1999, beginning on page 35 of such report. The report may be inspected at, and copies may be obtained from, the same places and in the same manner set forth under "--Available Information" below.

  Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

8. Certain Information Concerning Merger Subsidiary and Parent.

  Merger Subsidiary and Parent.

  General. Merger Subsidiary is a newly formed Virginia corporation and is a wholly owned subsidiary of Parent. Merger Subsidiary was organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. Until immediately prior to the time Shares are purchased pursuant to the Offer, it is not anticipated that Merger Subsidiary will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

  Parent is a New York corporation and is a leading creator and manufacturer of flavor and fragrance products used by other manufacturers to impart or improve flavor or fragrance in a wide variety of consumer products. Fragrance products are sold principally to manufacturers of perfumes, cosmetics, soaps and detergents, and flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals and confectionery products.

  The principal offices of Merger Subsidiary and Parent are located at 521 West 57th Street, New York, New York 10019-2960. The telephone number of Merger Subsidiary and Parent at such location is (212) 765-5500.

  Except as discussed in this Offer to Purchase, neither Merger Subsidiary nor Parent has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

  Except as discussed in this Offer to Purchase, none of Merger Subsidiary, Parent, any of their respective affiliates, nor, to the best knowledge of Merger Subsidiary or Parent, any of the persons listed on Schedule I, has had, since January 1, 1996, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the SEC. Except as described in this Offer to Purchase, there have been no contacts, negotiations or transactions between Merger Subsidiary or Parent, any of their respective affiliates or, to the best knowledge of Merger Subsidiary or Parent, any of the persons listed on Schedule I and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

9. Sources and Amount of Funds.

  The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Merger Subsidiary to consummate the Offer and the Merger, and expected to be incurred by Parent, is estimated to be approximately $970 million plus any related transaction fees and expenses. Merger Subsidiary will acquire all such funds from Parent, which intends to obtain funds in accordance with the terms of a commitment letter, dated September 21, 2000 (the "Commitment Letter"), among Parent, as borrower, Citibank, N.A., as underwriter and administrative agent ("Citibank"), and Salomon Smith Barney Inc., as arranger ("SSB" and, together with Citibank, "Citi/SSB"). Pursuant to the Commitment Letter, Citi/SSB intend to make available to Parent a $1,000,000,000 credit facility. Citibank has committed to underwrite up to $350,000,000 of a bilateral 180-day bridge facility to a capital markets takeout (the "Bridge Facility") and up to $650,000,000 of a 364-day revolving credit facility (the "364-Day Facility" and together with the Bridge Facility, the "Facilities") and to act as administrative agent for the 364-Day Facility. SSB has committed to act as arranger for the 364-Day Facility. The Commitment Letter provides that Parent and Citi/SSB intend to enter into a credit agreement (the "Credit Agreement") among Parent, as borrower, and Citi/SSB, as lenders, for the Facilities. The Commitment Letter contains, and the Credit Agreement will contain, representations and warranties, conditions precedent, covenants, events of default and other provisions customarily found in similar agreements. This summary is not a complete description of the terms and conditions of the Commitment Letter, and is qualified in its entirety by reference to the full text of the Commitment Letter, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to a Tender Offer Statement on Schedule TO (the "Schedule TO"). This Commitment Letter may be examined, and copies obtained, in the manner described in Section 7 of this Offer to Purchase.

10. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements.

  Background of the Offer.

  As part of their ongoing efforts to develop the business of the Company, the Company's senior management and the Company Board have from time to time considered various strategic transactions, including a possible sale or merger of the Company. In connection with these efforts, the Company consulted with CSFB, in late May and early June 2000. Throughout this period, various press reports indicated that the Principal Shareholder, which owns approximately 68% of the Company's Shares, was considering selling certain of its non-core assets.

  On June 16, 2000, Parent contacted Mr. Julian W. Boyden, Chairman, President and Chief Executive Officer of the Company, and expressed interest in acquiring all of the Shares of the Company for up to approximately $40 per Share. As the Company was still in the process of considering its options, extensive discussions were not pursued with Parent at that time.

  On June 20, 2000, the Company publicly announced that it had retained CSFB to explore strategic alternatives, including a possible merger or sale of the Company. After evaluating with senior management of the Company the likely interest of various strategic buyers in such a transaction, CSFB contacted, on behalf of the Company, approximately 27 parties. Those parties who indicated a general interest in pursuing a transaction were asked to enter into a confidentiality agreement with the Company and 19 of these potential buyers, including Parent, executed confidentiality agreements.

  Between June 2000 and July 2000, the parties, including Parent, that executed confidentiality agreements were sent information concerning the Company and were asked to submit non-binding and preliminary indications of the level of their interest by July 28, 2000. On July 27, 2000, Parent engaged Morgan Stanley to act as its financial advisor in connection with a possible transaction with the Company. On July 28, 2000, five parties, including Parent, submitted indications of interest. The values indicated in the preliminary bids ranged from $30.53 per Share to approximately $47.55 per Share.

  Following the receipt of the indications of interest, a meeting of the Company Board was convened to review the sale process and the indications of interest with CSFB. After the meeting, four of the five potential bidders, including Parent, were provided with access to additional information regarding the Company, including presentations by the management of the Company, access to financial and other information of the Company, tours of certain of the Company's operating facilities and plants and interviews with certain of the Company's management. One bidder was eliminated from the process prior to this stage because the price it had preliminarily indicated it was prepared to pay was significantly lower than that of the other bidders.

  The due diligence process described above was conducted by Parent and the three other potential bidders throughout August and early September 2000. The Company's legal and financial advisors also had discussions with these bidders about issues that had arisen in due diligence and possible transaction structures. The bidders were invited to submit, by not later than September 15, 2000, definitive offers to acquire the Company.

  On September 15, 2000, two final bids were received. Parent submitted a cash offer of $46.15 per Share and a second bidder ("Second Bidder") submitted a cash offer of approximately $43.70 per Share. The offers received from Parent and Second Bidder were both fully-financed and subject to customary conditions. Second Bidder's offer was, however, subject to approval by its board of directors (which was not expected to meet until September 22, 2000). Parent and Second Bidder each requested an option to purchase the Principal Shareholder's Shares as a condition to entering into a transaction with the Company.

  On September 18, 2000, senior executives of the Company met with their legal and financial advisors to discuss the final bids. After the meeting, CSFB contacted, on behalf of the Company, Second Bidder and Parent to invite each party to raise the price of its offer and submit its best price.

  Second Bidder responded on September 19, 2000 by orally raising its offer from $43.70 to approximately $45.50 per Share, subject to approval by its board of directors. The Company responded that a higher price would be required to win the auction. On September 20, 2000, Second Bidder conveyed its interest in acquiring the Company at a price per Share of somewhere in the range between $46 and $47 and expressed strong doubts about any interest beyond that range.

  On September 20, 2000, Parent increased its offer to $47.15 per Share, subject to obtaining the Option. The Company consulted with the Principal Shareholder, and responded that at a price of $47.50, the Company would consent to, and the Principal Shareholder would be prepared to grant, the Option, subject to agreement on transaction terms that were acceptable to the Company Board. Parent agreed orally to raise its bid to $47.50 per Share, subject to reaching an agreement with Company to negotiate exclusively for a period of time sufficient to allow the Company Board to consider the transaction and the Principal Shareholder's board of directors to consider the Option and the Support Agreement and, if satisfied, give the necessary approval.

  On September 21, 2000, the legal advisors of Parent and Company met to negotiate the terms of the Merger Agreement, the Support Agreement and an exclusivity agreement (the "Exclusivity Agreement"). After extensive negotiations and significant progress with respect to the resolution of outstanding issues (other than the offer price), the Exclusivity Agreement was executed. The Principal Shareholder executed a similar exclusivity agreement with Parent at that time. Also on September 21, the Second Bidder orally notified the Company that it was prepared to recommend to its own board of directors that it make an offer to the Company of up to $48.50 per Share.

  On the morning of September 22, 2000, the Company received an unsolicited bid of $48.50 per Share from Second Bidder which indicated that its board of directors had approved the bid. The Company did not respond to the bid in accordance with the Exclusivity Agreement entered into with Parent.

  On the afternoon of September 22, 2000, the Company Board had a meeting by telephone at which they were informed of the progress that had been made in negotiations with Parent and that Second Bidder had subsequently submitted a bid of $48.50 per Share.

  The Company and its legal advisors had various discussions with Parent and its legal advisors on September 23 and 24, 2000.

  On September 24, 2000, a meeting of the Company Board was held at the Company's offices. The Company Board discussed the specifics of the proposed transaction with Parent, and agreed to reconvene the following day.

  On September 25, the board of directors of Parent met to consider the Merger Agreement and the transactions contemplated thereby and to determine whether to increase its offer price. After consideration, the board of directors of Parent authorized the increase of the offer price to $48.50 and voted to approve the Merger Agreement, the Support Agreement and the transactions contemplated thereby. Parent thereafter advised the Company that it would raise its offer price to $48.50 per Share if the Company and the Principal Shareholder were prepared to approve and enter into the transaction promptly that day.

  At the Company Board meeting later that morning, CSFB reviewed with the Board and delivered its oral opinion, which opinion was confirmed by delivery of a written opinion dated September 25, 2000, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in such opinion, the $48.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). After deliberation, the Company Board approved the Support Agreement. Members of the Company Board affiliated with the Principal Shareholder abstained from voting with respect to the approval of the Support Agreement because the Principal Shareholder was a party to that agreement. The Company Board then unanimously approved the Merger Agreement and related agreements, the Offer and the Merger and authorized the execution of the Merger Agreement and related agreements. The Principal Shareholder, the Company, Parent and Merger Subsidiary executed the Support Agreement and the Company, Parent and Merger Subsidiary executed the Merger Agreement on September 25. Immediately thereafter, the Company and Parent issued press releases announcing the execution of the Merger Agreement.

  On October 6, 2000, Parent and Merger Subsidiary commenced the Offer.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer.

  Shareholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. Similarly, after selling their Shares in the Offer or the subsequent Merger, shareholders of the Company will not bear the risk of any decrease in the value of the Company.

  The primary benefits of the Offer and the Merger to the shareholders of the Company are that such shareholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately (i) 42.1% over the closing sales price of the Shares on June 20, 2000, the last full trading day prior to the public announcement that the Company had engaged CSFB to review strategic alternatives and (ii) 11.3% over the closing sales price of the Shares on September 22, 2000, the last full trading day prior to the initial public announcement that the Company, Merger Subsidiary and Parent had executed the Merger Agreement. The Offer allows shareholders to receive the same cash price for their Shares, at the same time, as the price to be received by the Principal Shareholder in the Offer.

  Merger Agreement.

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the SEC as an exhibit to the Schedule TO and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as described in Section 7 of this Offer to Purchase.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Merger Subsidiary with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the Company's organizational documents, agreements or applicable law, the receipt of required consents, capital structure, subsidiaries, filings with the SEC, financial statements, absence of certain changes or events, undisclosed liabilities, the accuracy of certain disclosures, litigation, benefit plans, absence of changes in benefit plans, labor matters, compliance with applicable laws, tax matters, environmental matters, real property, leased property, intellectual property, brokers' and finders' fees, receipt of the opinion of Credit Suisse First Boston, state takeover statutes, votes required to approve the Merger Agreement, transactions with affiliates, material contracts and absence of other representations.

  In the Merger Agreement, each of Parent and Merger Subsidiary has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and Parent's and Merger Subsidiary's organizational documents and agreements or applicable law, the receipt of required consents, the accuracy of certain disclosures, financing, broker's and finder's fees, non-ownership of Shares, litigation and absence of other representations.

  Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, a "Company Material Adverse Effect" means any change or effect that is materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries taken as a whole or adversely affects the ability of such person to consummate the transactions contemplated by the Merger Agreement in any material respect or materially impairs or delays the Company's ability to perform its obligations under the Merger Agreement, however, a Company Material Adverse Effect does not include (i) changes in or resulting from general economic or financial or market conditions, including changes in the trading price of the Company's Shares, (ii) changes in conditions or circumstances generally affecting the flavor, fragrance and aroma chemical industries in which the Company and its subsidiaries operate, including any regulatory changes, or (iii) any effect resulting from the Company's compliance with the terms of the Merger Agreement. For purposes of the Merger Agreement and this Offer to Purchase, a "Parent Material Adverse Effect" means any change or effect that has been or is materially adverse to the business, assets, liabilities, results of operations or financial condition of Parent and its subsidiaries taken as a whole or adversely affects the ability of Parent to consummate the transactions contemplated by the Merger Agreement in any material respect or materially impairs or delays Parent's ability to perform its obligations under the Merger Agreement, however, a Parent Material Adverse Effect does not include (i) changes in or resulting from general economic, financial or market conditions, (ii) changes in conditions or circumstances generally affecting the industry in which Parent and its subsidiaries operate, including regulatory changes, (iii) changes resulting from the Merger Agreement or from the announcement of the transactions contemplated by the Merger Agreement or (iv) any effect resulting from Parent's compliance with the terms of the Merger Agreement.

  Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions: (i) the Merger Agreement and the Merger shall have been approved by the requisite vote of the shareholders in accordance with the VSCA; (ii) Merger Subsidiary shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided, that this condition will be deemed to be satisfied if Merger Subsidiary shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer;
(iii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity entered; provided that the party invoking this condition shall have complied with its obligations under the Merger Agreement; and (iv) any necessary waiting period under the HSR Act or under foreign antitrust laws applicable to the Merger shall have expired or been earlier terminated, except that with respect to any foreign antitrust laws, where the failure to so expire or terminate would not materially adversely effect the transactions contemplated by the Merger Agreement.

  Directors and Officers. Promptly after the purchase of and payment for any Shares by Merger Subsidiary pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to at least that number of directors which equals the product of the total number of directors on the Company Board (after giving effect to any increase in the size of the Company Board) multiplied by a fraction, the numerator of which is the number of Shares beneficially owned by Merger Subsidiary at such time (including Shares so accepted for payment and for which payment has been made) and the denominator of which shall be the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, take all reasonable actions to cause Parent's designees to be elected or appointed, including without limitation, increasing the size of its Board of Directors and/or securing the resignations of incumbent directors. At such time, the Company shall, if requested by Parent, also take all action reasonably necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

  The Merger Agreement provides that the Company's obligation to appoint Parent's designees to the Company Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 (or including such information in the Schedule 14D-9 initially filed with the SEC and distributed to the shareholders of the Company) as is necessary to enable Parent's designees to be elected to the Company Board. Parent or Merger Subsidiary will supply to the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

  Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective reasonable best efforts to ensure that at least two of the members of the Company Board shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement and who are not officers of the Company (the "Continuing Directors"), provided, that, if there shall be in office less than two Continuing Directors for any reason, the Company Board shall cause the person designated by the remaining Continuing Director to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement. From and after the time, if any, that Parent's designees constitute a majority of the Company Board and prior to the Effective Time, any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement or the Support Agreement, any amendment to the Company's articles of incorporation or bylaws that adversely affects the shareholders, any extension of time for performance of any of the obligations of Parent or Merger Subsidiary under the Merger Agreement, any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company may be effected by the Company Board only with a majority vote of the directors then in office who were not designated by Parent.

  The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation as of the Effective Time until their successors are duly elected or appointed and qualified in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable law.

  Shareholders' Meeting. If required by the Company's articles of incorporation and/or applicable law in order to consummate the Merger, the Company shall take all action necessary in accordance with the VSCA and its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of the Company's shareholders (the "Shareholders Meeting") as promptly as practicable following the acceptance for payment of and purchase of Shares by Parent pursuant to the Offer for purposes of considering and taking action upon the Merger Agreement. At the Shareholders Meeting, all of the Shares then owned by Parent, Merger Subsidiary or any other subsidiary of Parent shall be voted to approve the Merger and the Merger Agreement (subject to applicable law). Subject to the fiduciary obligations of the Board under applicable law, the Company Board shall recommend that the Company's shareholders vote to approve the Merger and the Merger Agreement if such vote is sought, shall use its reasonable best efforts to solicit from shareholders of the Company proxies in favor of the Merger and shall take all other action in its judgment necessary and appropriate to secure the vote of shareholders required by the VSCA to effect the Merger. The Company shall cause such recommendation to be included in the Company Proxy Statement.

  In the event that Parent, Merger Subsidiary or any other subsidiary of Parent shall acquire at least 90% of the outstanding shares of each outstanding class of capital stock of the Company pursuant to the Offer, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of any payment for shares by Merger Subsidiary pursuant to the Offer without a meeting of shareholders of the Company, in accordance with Section 13.1-719 of the VSCA.

  Proxy Statement. If required under applicable law, the Company shall promptly prepare the Company Proxy Statement, file it with the SEC under the Exchange Act as promptly as practicable after Merger Subsidiary purchases Shares pursuant to the Offer, and use all reasonable efforts to have the Company Proxy Statement cleared by the SEC. Parent, Merger Subsidiary and the Company shall cooperate with each other in the preparation of the Company Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Company Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and its counsel the opportunity to review the Company Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Company Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Subsidiary agrees to use its reasonable best efforts, after consultation with the other parties hereto to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Company Proxy Statement has been cleared by the SEC, the Company shall mail the Company Proxy Statement to the shareholders of the Company.

  Stock Options. Immediately following the acceptance for payment and purchase of Shares by Merger Subsidiary pursuant to the Offer, each outstanding option to purchase Company Common Stock (a "Stock Option") granted under the Company's 1994 Stock Option and Stock Award Plan and the Company's 1998 Directors' Stock Option Plan (collectively, the "Company Option Plans") shall become fully exercisable and vested. Until immediately prior to the Effective Time, each holder of an outstanding Stock Option may surrender to the Company such Stock Option, which shall then be cancelled, in exchange for payment to be made at the time of surrender by Parent or Merger Subsidiary to the holder of the Stock Option in an amount equal to the product of (x) the Merger Consideration over the per share exercise price of the Stock Option, and (y) the number of Shares subject to the Stock Option (such payment to be net of taxes required to be withheld with respect thereto by applicable law) (the "Option Consideration"). Immediately prior to the Effective Time, (i) the Company shall terminate the Company Option Plans and (ii) each Stock Option which remains outstanding at such time shall be cancelled in consideration of a payment made at the Effective Time by Parent or Merger

Subsidiary to the holder of each then outstanding Stock Option of the relevant Option Consideration with respect to such Stock Option. Parent, Merger Subsidiary and the Company shall cooperate and take all steps necessary to give effect to this paragraph. After the date of the Merger Agreement, the Company shall not grant any additional Stock Options under the Company Option Plans. The Company will use its best efforts to obtain all necessary consents and take any further action necessary to effect the foregoing so that as of the Effective Time no Stock Options will be exercisable for stock of the Surviving Corporation.

  Employee Benefit Matters. For a period of one year after the Effective Time, Parent will cause to remain in effect for the benefit of the employees of the Company and its subsidiaries (and, to the extent applicable, former employees) all Employee Plans in effect on the date of the Merger Agreement or provide each employee (and, to the extent applicable, former employees) of the Surviving Corporation and its subsidiaries who was an employee prior to the Effective Time with benefits that, with respect to such employee (or former employee), are at least substantially equivalent on an aggregate basis to the benefits to which they were entitled under such Employee Plans. Without limiting the generality of the foregoing, all vacation, holiday, sickness and personal days accrued by the employees of the Company and its subsidiaries shall be honored. In the event that any employee of the Surviving Corporation or one of its subsidiaries is at any time after the Effective Time transferred to Parent or any affiliate of Parent or becomes a participant in an employee benefit plan, program or arrangement maintained by or contributed by Parent or any affiliate of Parent, Parent shall cause such plan, program or arrangement to treat the prior service of such employee with the Company and its subsidiaries, to the extent prior service is generally recognized under the comparable plan, program or arrangement of the Company, as service rendered to Parent or such affiliates for purposes of eligibility, vesting or entitlement to early retirement benefits, vacation time or severance benefits under such plans. Parent shall cause to be waived any pre-existing condition limitation under their welfare plans that might otherwise apply to such employee or, to the extent applicable, a former employee, other than limitations that are already in effect with respect to such employees and that have not been satisfied or waived as of the Effective Time under any Employee Plan maintained for such employees immediately prior to the Effective Time. Parent agrees to recognize (or cause to be recognized) the dollar amount of all expenses incurred by such employees or, to the extent applicable, former employees, during the calendar year in which the Effective Time occurs for purposes of satisfying the calendar year deductibles, contribution obligation payment limitations and lifetime maximums for such year under the relevant benefit plans of Parent and its subsidiaries. Parent is not required to continue any specific Employee Plans or to continue the employment of any employee; provided, however, that any changes that Parent may make to any such Employee Plans are consistent with the Merger Agreement and are permitted by the terms of the Employee Plans and under any applicable law. Notwithstanding anything contained in the Merger Agreement to the contrary, nothing in the Merger Agreement shall require the duplication of benefits to any employees or former employees.

  With respect to any Defined Benefit Plan, benefits shall be frozen and cease to accrue as of the Effective Time. As of the Effective Time, all active employees of the Company or any subsidiary who were participants in the Defined Benefit Plans immediately prior to the Effective Time shall become participants in the tax-qualified Defined Benefit Plan of Parent, which plan shall recognize service with the Company or any subsidiary prior to the Effective Time for purposes of eligibility and vesting, but not for purposes of benefit accrual.

  Interim Operations. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, subject to certain exceptions, the Company shall, and shall cause each of its subsidiaries to, act and carry on their business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use their commercially reasonable efforts to preserve intact their current business organizations and relationships with third parties, keep available the services of their present officers and key employees and preserve the goodwill of those engaged in material business relationships with the Company. Without limiting the generality of the foregoing, except as expressly approved in writing by Parent or provided in the Merger Agreement or as specified in the Company Disclosure Letter, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent:

    (a) adopt or propose any change in its articles of incorporation or bylaws or other comparable charter or organizational documents;

    (b) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the equity or assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof that would be material to the Company and its subsidiaries, taken as a whole, or (ii) any assets except for purchases of inventory and equipment in the ordinary course of business consistent with past practice. The Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, acquire, make any investment (other than short term investments in the ordinary course of business or investments not exceeding $1,000,000 individually or $10,000,000 in the aggregate) in, or make any capital contributions to, any person (other than a subsidiary of the Company) other than in the ordinary course of business;

    (c) sell, lease, license, pledge, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, or stock or other ownership interest in any of its properties or subsidiaries other than (i) in the ordinary course of business consistent with past practice, (ii) pursuant to any agreements existing as of the date of the Merger Agreement and entered into in the ordinary course of business consistent with past practice, (iii) any Liens for taxes not yet due and payable or being contested in good faith by appropriate proceedings, (iv) such mechanics and similar Liens, if any, as do not materially detract from the value of any material properties or assets or materially interfere with the present use of any of such properties or assets or (iv) which would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect;

    (d) declare, set aside, or pay any dividends or make any distributions on shares of capital stock other than dividends or distributions by any wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary;

    (e) (i) issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of, any capital stock of the Company or any securities of the Company subsidiaries, or any security, option or instrument convertible into or exercisable for either of the foregoing, other than the issuance of Shares upon the exercise of Stock Options, (ii) split, combine or reclassify any capital stock of the Company or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or any of its subsidiaries or (iii) except as required or permitted by the Merger Agreement, repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person in an aggregate principal amount in excess of $10 million, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person, except for borrowings for working capital purposes and the endorsement of checks in the ordinary course of business consistent with past practice; or (ii) make any material loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or as otherwise made in the ordinary course of business consistent with past practice;

    (g) (i) increase the compensation payable or to become payable to its officers, directors or key employees, (ii) grant any severance or termination pay to officers, directors or key employees (except pursuant to existing agreements, plans or policies), (iii) enter into any employment, severance or consulting agreement with any current or former director, officer or other employee of the Company or any subsidiary or (iv) establish, adopt, enter into, amend or accelerate the payment, right to payment or vesting of any collective bargaining, bonus, profit sharing, thrift, compensation stock option, restricted stock, pension, retirement, deferred compensation, employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee (any of the foregoing being an "Employee Benefit Arrangement") except for (A) increase in wages, salary and benefits of officers or employees of the Company or its subsidiaries in accordance with past practice and (B) increases in salary, wages and benefits granted to officers and employees of the Company or its subsidiaries in conjunction with promotions or other changes in job status in the ordinary course of business consistent with past practice; provided, however, that nothing will be deemed to prohibit (i) the payment of benefits as they become payable under the terms of the Employee Benefit Arrangements as in effect on the date of the Merger Agreement or (ii) entering into any agreement in connection with new hires in the ordinary course;

    (h) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries, provided, however, that routine employee terminations shall be allowed;

    (i) (i) change any of the accounting methods used by it unless required by GAAP or (ii) make any material election relating to Taxes, change any material election relating to Taxes already made, adopt or change any accounting method relating to material Taxes unless required by GAAP, enter into any closing agreement relating to material Taxes, settle any claim or assessment relating to material Taxes or consent to any claim or assessment relating to material Taxes or any waiver of the statute of limitations for any such claim or assessment;

    (j) make any capital expenditure or expenditures in excess of $500,000 individually or $2.5 million in the aggregate, other than as previously disclosed;

    (k) enter into, materially amend or terminate, or release or assign any material right in, any material contract, other than contracts in the ordinary course of business consistent with past practice or related to the purchase or sale of inventory, involving payments to or by the Company of less than $7 million per year;

    (l) other than in connection with the licensing of the Company's products, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company's ability to compete with or conduct any material line of business, including, but not limited to, geographic limitations on the Company's activities;

    (m) enter into, or modify any existing transaction with any Affiliate in a manner materially adverse to the Company;

    (n) waive any material non-compete, standstill or non-disclosure obligations;

    (o) adopt any plan of liquidation, dissolution, winding-up or similar transaction; and

    (p) agree or commit to do any of the foregoing.

  No Solicitation. The Merger Agreement provides that the Company shall not, and shall use its best efforts to cause its subsidiaries and any of its or its subsidiaries' officers, directors, employees, investment bankers, attorneys, accountants and other agents and advisors not to, directly or indirectly, (i) solicit, initiate or knowingly encourage inquiries relating to, or the submission of, any Acquisition Proposal, (ii) engage in negotiations or discussions with, or in any other way knowingly cooperate with, any person (other than Parent, Merger Subsidiary or their respective directors, officers, employees, agents and representatives) that may be considering making, or has made, an Acquisition Proposal, (iii) furnish to any person any information or data with respect to or access to the properties of the Company or any of its subsidiaries to, or take any action to, facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal or (iv) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal. The Company shall as promptly as reasonably practicable (but in no case later than 48 hours after receipt thereof) provide Parent with the identity of such person and a reasonable description of such Acquisition Proposal. The Company shall keep Parent fully informed on a current basis of the status and details of any such Acquisition Proposal. An "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, (i) a merger, share exchange, recapitalization, liquidation, reclassification or business combination or similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 10% or more of the assets of the Company and its subsidiaries, taken as a whole, or (iii) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 10% or more of the outstanding shares of capital stock of the Company involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. The Company shall, and shall cause its subsidiaries and the directors, employees and other agents and representatives of the Company and its subsidiaries to, immediately cease and cause to be terminated, its existing solicitation activity, discussions or negotiations with any parties conducted theretofore by the Company or any of its representatives with respect to an Acquisition Proposal.

  Notwithstanding the foregoing, the Company Board (or its authorized representatives) is not prohibited from, prior to the purchase of Shares pursuant to the Offer, (i) furnishing non-public information to, or entering into customary confidentiality agreements on terms, taken as a whole, no less favorable to the Company than the terms of the Confidentiality Agreement between Parent and the Company with, or entering into discussions or negotiations with, any person in connection with an unsolicited Acquisition Proposal to the Company or its shareholders, but only if the Company Board determines in good faith that such Acquisition Proposal, if accepted, constitutes a Superior Proposal, (ii) entering into a definitive agreement providing for the implementation of a Superior Proposal if the Company is concurrently terminating the Merger Agreement pursuant to Section 8.1(g) thereof and paying the Termination Fee (as defined below) and Parent's Expenses, (iii) taking and disclosing to its shareholders a position with respect to such Acquisition Proposal contemplated by Rule 14e-2(a) promulgated under the Exchange Act or (iv) making any disclosure to its shareholders which the Company Board determines, after consultation with legal counsel, is required to be taken or made under applicable law.

  A "Superior Proposal" means a bona fide Acquisition Proposal on terms which the Company Board determines in its good faith judgment (after consultation with a nationally-recognized investment banking firm acting as the Company's advisor) to be more favorable from a financial point of view to the Company and its shareholders than the transactions contemplated by the Merger Agreement, which the Company Board determines in good faith is reasonably capable of being financed, and the conditions to the consummation of which are, in the good faith determination of the Company Board, reasonably capable of being satisfied.

  State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement or the Support Agreement, including the purchases of Shares in the Offer, the Merger or the acquisition of Shares pursuant to the option set forth in the Support Agreement, the Company and its Board of Directors shall take all such action as may be reasonably necessary or advisable to obtain such approvals and take such actions as are necessary or advisable so that the transactions contemplated by the Merger Agreement and the Support Agreement may be consummated as promptly as practicable on their terms and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated.

  Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company or Parent:

    (a) by the mutual written consent of the Company and Parent;

    (b) by either of the Company or Parent if the Offer has not been consummated on or before January 31, 2001 (the "Termination Date"); provided, however, that the party seeking to terminate the Merger Agreement shall not have breached in any material respect its obligations under the Merger Agreement; and provided, further, that the Termination Date shall be extended for an additional period of up to thirty (30) days, if each of the conditions to the consummation of the Offer, other than the conditions described in clauses (A)(y) and (B)(a) described below in Section 13, shall have been satisfied on or prior to the Termination Date;

    (c) by either the Company or Parent, if there shall be any applicable law, rule or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction shall restrain or prohibit the consummation of the Offer or the Merger, and such judgment, injunction, order or decree shall become final and nonappealable;

    (d) by either Company or Parent, if prior to the completion of the Offer,
  (x) there has been a breach by the other party of, or any inaccuracy in, any representation or warranty (without regard to any Company

  Material Adverse Effect or Parent Material Adverse Effect, as the case may be, contained in such representations and warranties) contained in the Merger Agreement which would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or Company Material Adverse Effect, as the case may be, or (y) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the other party which breach is, in the case of (x) or (y), not cured within thirty (30) days after written notice of such breach is given by the terminating party to the other party;

    (e) by the Company, if the Offer has not been timely commenced, provided, that the Company may not so terminate if it is in material breach of its obligations under the Merger Agreement;

    (f) by Parent, if the Company Board shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger or shall have recommended or announced a neutral position with respect to, or entered into, or publicly announced its intention to enter into, an agreement with respect to an Acquisition Proposal (or shall have resolved to do any of the foregoing);

    (g) by the Company concurrently with or following payment of the Termination Fee and Parent's Expenses, if, prior to the purchase of Shares pursuant to the Offer, the Company Board shall concurrently approve and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; provided, however, that (x) the Company shall have notified Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice and (y) during the five (5) business day period after such notice, the Company shall have offered to negotiate with and, if accepted, negotiate in good faith with (and shall have caused its legal and financial advisors to do the same) Parent to attempt to make such commercially reasonable adjustments as would enable the Company to proceed with the Merger Agreement in lieu of the Superior Proposal, it being understood that
  (A) the Company shall not enter into any such agreement during such five-day period and (B) the Company agrees to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving effect to such notification;

    (h) by Parent or the Company if as the result of the failure of any of the conditions discussed in Section 13 to be satisfied, the Offer shall have terminated or expired in accordance with its terms without Merger Subsidiary having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement for this reason shall not be available to any party whose material breach of any of its obligations under the Merger Agreement results in the failure of any such condition; and

    (i) by Parent, if the Company shall have taken any action to exempt any acquisition of Shares by any person, other than Parent, Merger Subsidiary or any of their respective Affiliates, from Article 14 or Article 14.1 of the VSCA.

  Termination Fee. If (i) the Company terminates the Merger Agreement as described in paragraph (g) under the heading "Termination" above or (ii) Parent terminates the Merger Agreement as described in paragraphs (f) or (i) under the heading "Termination" above, then, in each case, the Company will pay, or cause to be paid to Parent, (i) Parent's Expenses up to a maximum of $1 million and (ii) an amount equal to $29.1 million (the "Termination Fee").

  In addition, so long as Parent has complied with all its material obligations under the Merger Agreement and the Company is not entitled to terminate the Merger Agreement as described in paragraphs (c), (d) or (e) under the heading "Termination" above, if (i) the Merger Agreement is terminated as described in paragraphs (b) or (h) under the heading "Termination" above as a result of the non-satisfaction of the Minimum Condition, (ii) the shareholders of the Company have failed to approve the Merger Agreement and the Merger by the requisite vote in accordance with the VSCA or (iii) Parent has terminated the Merger Agreement as described in paragraph (d) under the heading "Termination" above; and

    (1) at the time of the termination of the Offer, termination of the Merger Agreement, shareholder vote or breach, as the case may be, any person (other than Parent) shall have publicly announced, and not withdrawn in good faith, an Acquisition Proposal; and

    (2) within twelve (12) months after termination of the Merger Agreement, the Company shall have entered into an agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal;

then the Company shall pay to Parent an amount equal to Parent's Expenses (not in excess of $1 million) and the Termination Fee, in each case prior to or concurrently with entering into any such agreement or consummating such Acquisition Proposal, as the case may be.

  Indemnification. Pursuant to the Merger Agreement, Parent and Merger Subsidiary have agreed that the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions with respect to indemnification substantially to the same effect as those set forth in the articles of incorporation and the bylaws of the Company, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required after the Effective Time by law.

  The Merger Agreement also provides that Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's articles of incorporation or bylaws or any indemnification agreement in effect as of the date of the Merger Agreement, to indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time ("Indemnification Liabilities"), to the same extent as provided in the Company's articles of incorporation or bylaws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) and subject to the specific terms of any indemnification contract, after the Effective Time, the Surviving Corporation shall assume and direct all the defense thereof, including settlement, and the Indemnified Parties shall cooperate in the defense of any such matter. An Indemnified Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. Notwithstanding the right of the Surviving Corporation to assume and control the defense of such litigation, claim or proceeding, such Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such litigation, claim or proceeding, and the Surviving Corporation shall bear the reasonable fees, costs and expenses of such separate counsel and shall pay such fees, costs and expenses promptly after receipt of an invoice from such Indemnified Party if (i) the use of counsel chosen by the Surviving Corporation to represent such Indemnified Party would present such counsel with a conflict of interest, (ii) the defendants in, or targets of, any such litigation, claim or proceeding shall have been advised by counsel that there may be legal defenses available to it or to other Indemnified Parties which are different from or in addition to those available to the Surviving Corporation, or (iii) the Surviving Corporation shall not have employed counsel satisfactory to such Indemnified Party, in the exercise of the Indemnified Party's reasonable judgment, to represent such Indemnified Party within a reasonable time after notice of the institution of such litigation, claim or proceeding. The Surviving Corporation shall not settle any such matter unless (i) the Indemnified Party gives prior written consent, which shall not be unreasonably withheld or delayed, or (ii) the terms of the settlement provide that the Indemnified Party shall have no responsibility for the discharge of any settlement amount and impose no other obligations or duties on the Indemnified Party and the settlement discharges all rights against Indemnified Party with respect to such matter. In no event shall the Surviving Corporation be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the Surviving Corporation from any liability which it may have except to the extent such failure materially prejudices such Surviving Corporation). The Indemnified Parties as a group will be represented by a single law firm (plus no more than one local counsel in any jurisdiction) with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary, in the event (i) that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims and (ii) that any determination required to be made with respect to whether an Indemnified Party's conduct is entitled to indemnification under the Merger Agreement, or complies with the standards set forth under the VSCA, the Company's articles of incorporation or bylaws or any such agreement, as the case may be, such determination shall be made by independent legal counsel of national reputation selected by such Indemnified Party and reasonably acceptable to Parent.

  In addition, Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy pursuant to which such directors and officers are covered or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of two hundred percent (200%) of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much of such coverage as possible for such amount.

  The provisions with respect to indemnification survive the consummation of the Merger, are intended to benefit the Indemnified Parties, are be binding on all successors and assigns of the Surviving Corporation and are enforceable by the Indemnified Parties.

  Support Agreement.

  The following is a summary of certain provisions of the Support Agreement. This summary is not a complete description of the terms and conditions of the Support Agreement and is qualified in its entirety by reference to the full text of the Support Agreement filed with the SEC as an exhibit to the Schedule TO and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Support Agreement. The Support Agreement may be examined, and copies obtained, as discussed in
Section 7 of this Offer to Purchase.

  As a condition to the willingness of Parent and Merger Subsidiary to enter in the Merger Agreement, Parent and Merger Subsidiary required that the Principal Shareholder enter into the Support Agreement. The Support Agreement provides that the Principal Shareholder shall promptly (and in any event within ten (10) business days) following the commencement of the Offer, tender
(a) the certificates representing all the Shares of Company Common Stock owned as of the date of the Support Agreement and all the Shares of Company Common Stock which may hereafter be acquired by, or on behalf of the Principal Shareholder (the "Principal Shareholder Shares") and (b) all other customary documents or instruments required to be delivered pursuant to the terms of the Offer Document.

  The Support Agreement provides that the Principal Shareholder shall not, subject to applicable law, withdraw the tender of the Principal Shareholder Shares except if there is any amendment that adversely affects the Principal Shareholder nor may the Principal Shareholder sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of or transfer (whether by operation of law or by agreement or otherwise), any of the Principal Shareholder Shares or any right, title or interest therein or thereto or enter into any contract, option or other agreement or understanding with respect to any of the foregoing.

  Representations and Warranties. In the Support Agreement, the Principal Shareholder made customary representations and warranties to Parent, including representations and warranties relating to corporate power and authority to enter into the Support Agreement, the absence of conflicts, and its title to the Principal Shareholder Shares. Parent and Merger Subsidiary made customary representations and warranties to the Principal Shareholder relating to corporate power and authority to enter into the Support Agreement.

  Covenants. The Support Agreement contains various covenants of the Principal Shareholder, including the following:

    (a) The Principal Shareholder will not enter into any agreement or take any other action that would restrict, limit or interfere with the performance of the Principal Shareholder's obligations under the Merger Agreement or the Support Agreement or the consummation of the transactions contemplated by such agreements.

    (b) The Principal Shareholder will not by any action or omission cause any Liens to attach to the Principal Shareholder Shares.

    (c) From the date of the Support Agreement until the Effective Time, the Principal Shareholder, Parent, Merger Subsidiary and the Company will use their respective reasonable best efforts to consult with each other before issuing any press release or making any public statement with respect to the transactions contemplated by the Merger Agreement and the Support Agreement, and, except as may be required by the applicable law or any listing agreement with the NYSE, will not issue any such press release or make any such public statement prior to such consultation.

    (d) The Principal Shareholder will, as soon as practicable, file a Notification and Report Form under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division in connection with the transactions contemplated by the Merger Agreement and the Support Agreement as the "ultimate parent entity" of the Company, if required under applicable law, and will make any filing or seek any consent, including any filings under any applicable foreign antitrust laws as may be required in connection with the Merger Agreement and the Support Agreement. The Principal Shareholder will cooperate fully with the Company and Parent and use its best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division or any regulatory agencies for additional information or documentation. The Principal Shareholder will use its best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorization relating to any antitrust law that is required for the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement.

    (e) The Principal Shareholder acknowledged that no rights of appraisal are available to it in connection with the Merger and irrevocably and unconditionally waived and agreed to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger or any related transaction that the Principal Shareholder may directly or indirectly have by virtue of the ownership of any Shares.

    (f) The Principal Shareholder will, subject to the terms of the Support Agreement, use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable under the applicable laws and regulations to consummate and make effective the transactions contemplated by the Support Agreement.

    (g) The Principal Shareholder will, without additional consideration and at the Principal Shareholder's sole expense, take all actions and execute all documents or other instruments necessary to carry out and further the intent of the Support Agreement.

    (h) The Principal Shareholder acknowledged that it is aware of the non-solicitation covenants of the Company contained in the Merger Agreement and agreed to comply with the terms of such section as if it were an agent of the Company for all purposes of said section.

  Option. Pursuant to the Support Agreement the Principal Shareholder granted Parent the Option to purchase all of the Principal Shareholder Shares at the Option Price subject to certain conditions. Subject to the conditions described below, Parent may exercise the Option, at any time prior to the date forty (40) days after the expiration or termination of the Merger Agreement (such fortieth (40th) day being herein called the "Option Expiration Date") if the Merger Agreement is terminated pursuant to a "Triggering Termination." For purposes of the Support Agreement, a "Triggering Termination" means a termination of the Merger Agreement (x) if the Company entered into a definitive agreement providing for the implementation of a Superior Proposal as described in paragraph (g) under the heading "Merger Agreement-Termination" above or (y) as a result of a breach, in any material respect, by the Principal Shareholder of its obligations to tender the Principal Shareholder Shares or failure to cooperate with all regulatory filings as described in clause (d) under the heading "Covenants" above. Parent can exercise the Option by delivering written notice thereof to the Principal Shareholder (the "Notice"), specifying the date, time and place for the closing of such purchase which date shall not be less than three (3) business day nor more than five (5) business days from the date Parent provides the Notice (the "Option Closing"). The Option Closing shall take place on the date and at the time and place specified in such notice; provided, that if at such time any of the conditions specified below shall not have been satisfied (or waived), Parent may postpone the Option Closing (but in no event for more than ninety
(90) days) until a date within five (5) business days after such conditions are satisfied. Upon the exercise of the Option (and subject to the satisfaction of the conditions discussed below), Parent shall be entitled to purchase the Principal Shareholder Shares and the Principal Shareholder shall sell the Principal Shareholder Shares to Parent.

  Option Conditions. The obligation of Parent to purchase the Principal Shareholder Shares at the Option Closing is subject to the following conditions: (i) the waiting period under the HSR Act and all other foreign antitrust laws described in clause (d) under the heading "Merger Agreement-- Conditions to the Merger" with respect to the acquisition of such Shares shall have expired or been terminated and (ii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by any foreign, supranational, federal, state, municipal or other court, administrative agency, commission or other governmental or regulatory body or authority or instrumentality or political subdivision, or any official thereof (each a "Governmental Entity"), nor any statute, rule, regulation or order promulgated or enacted by any Governmental Entity prohibiting, or otherwise restraining, such purchase.

  Option Price Adjustment. In the event of any change in the Company's capital stock by reason of any stock dividend, stock split, merger, consolidation, recapitalization, combination, conversion, exchange of shares, extraordinary or liquidating dividend or other change in the corporate or capital structure of the Company which would have the effect of diluting or changing Parent's rights under the Support Agreement, the number and kind of Principal Shareholder Shares or other securities subject to the Support Agreement and the Option Price shall be appropriately and equitably adjusted so that Parent shall receive pursuant to the exercise of the Option that number and class of shares or other securities or property that Parent or Merger Subsidiary, as the case may be, would have received in respect of the Principal Shareholder Shares purchasable pursuant to the exercise of the Option if such purchase had occurred immediately prior to such event.

  If the Option is exercised and the Option Shares are acquired by Parent, Parent shall offer to purchase all outstanding shares of the Company Common Stock or effect a merger or similar business combination at a price per share not less than the price per share paid for the Option Shares.

  Voting Agreement and Proxy. The Support Agreement provides that during the time the agreement is in effect, at any meeting of the shareholders of the Company and in any action by written consent of the shareholders of the Company, the Principal Shareholder shall vote the Principal Shareholder
Shares: (x) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (y) against any (i) Acquisition Proposal, (ii) action or agreement that would reasonably be expected to result in a breach of any covenant or any other obligation or agreement of the Company under the Merger Agreement or which would reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or (iii) any other action which is intended, or would reasonably be expected, to impede or materially delay, the consummation of the transactions contemplated by the Merger Agreement or the Support Agreement or materially adversely affect the contemplated economic benefits to Parent of the transactions contemplated by the Merger Agreement or the Support Agreement.

  Pursuant to the Support Agreement, the Principal Shareholder may not (i) grant any proxy, power-of-attorney or other authorization in or with respect to any or all of the Principal Shareholder Shares to any person other than Parent or Merger Subsidiary or (ii) deposit the Principal Shareholder Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Principal Shareholder Shares.

  Termination. The Support Agreement terminates upon the earliest of (i) the Effective Time, (ii) the Option Closing and (iii) the termination of the Merger Agreement in accordance with its terms, however, if the Merger Agreement is terminated pursuant to a Triggering Termination, the Support Agreement will not terminate unless and until the Option expires.

11. Plans for the Company; Other Matters.

  Plans for the Company.

  If, as and to the extent that Merger Subsidiary acquires control of the Company, Merger Subsidiary intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, changes in the Company's business, corporate structure, articles of incorporation, bylaws, capitalization, management or dividend policy. Following the Merger, Parent will consider whether to pursue any dispositions of certain assets acquired in the Merger, which may include a portion of the aroma chemicals business.

  Assuming Merger Subsidiary purchases Shares pursuant to the Offer, Parent intends to exercise promptly its rights under the Merger Agreement to obtain majority representation on, and control of, the Company Board. See "Section 10-Merger Agreement-Directors" above. Parent will exercise such rights by causing the Company to elect to the Company Board the following individuals:
Richard A. Goldstein, Douglas J. Wetmore, Carlos A. Lobbosco, Stephen A. Block, William S. Kane, D. Wayne Howard, James P. Huether and Bruce S. Leskanic. Information with respect to such directors is contained in Schedule I hereto and in Schedule I to the Schedule 14D-9. The Merger Agreement provides that, upon the purchase of, and payment for, any Shares by Parent or any of its subsidiaries pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding Shares beneficially owned by Parent and its affiliates at such time. The Merger Agreement provides that the directors and officers of Merger Subsidiary at the Effective Time of the Merger will, from and after the Effective Time, be the initial directors and officers, respectively, of the Surviving Corporation. See Section 10.

  Merger Subsidiary or an affiliate of Merger Subsidiary may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer. Merger Subsidiary and its affiliates also reserve the right to dispose of any or all Shares acquired by them, subject to the terms of the Merger Agreement.

  Except as disclosed in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, none of Merger Subsidiary, Parent or the Principal Shareholder has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company Board.

  Other Matters.

  Shareholder Approval. Under the VSCA, the approval of the Company Board and the affirmative vote of the holders of more than two-thirds of the outstanding Shares are required to approve the Merger Agreement and transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's shareholders in accordance with the VSCA. The Company Board has also approved the Merger Agreement for purposes of Section 13.1-716 of the VSCA and has represented to Parent and Merger Subsidiary that the restrictions on affiliated transactions contained in Article 14 of the VSCA and control share acquisitions contained in Article 14.1 of the VSCA are inapplicable to the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer, the Merger and any exercise of the Option set forth in the Support Agreement. In addition, the Company has represented that the affirmative vote of the holders of more than two-thirds of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the VSCA described below (in which case no further corporate action by the shareholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of more than two-thirds of the Shares. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, Merger Subsidiary or any of Parent's other subsidiaries and affiliates in favor of the approval of the Merger and the Merger Agreement. In the event that Parent, Merger Subsidiary and Parent's other subsidiaries acquire in the aggregate more than two-thirds of the Shares entitled to vote on the approval of the Merger and the Merger Agreement, they would have the ability to effect the Merger without the affirmative votes of any other shareholders.

  Short-Form Merger. Section 13.1-719 of the VSCA provides that if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the shareholders of such other corporation. In the event that Parent, Merger Subsidiary and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer, the Option set forth in the Support Agreement or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the Company Board or the shareholders of the Company, subject to compliance with the provisions of Section 13.1-719 of the VSCA. Even if Parent and Merger Subsidiary do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Merger Subsidiary could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90% threshold and employ a short-form merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer. Parent presently intends to effect a short-form merger if permitted to do so under the VSCA.

  Dissenters' Rights. Holders of the Shares are not entitled to dissenters' rights, rights of appraisal or other similar rights in connection with the Merger pursuant to Sections 13.1-729 et seq. of the VSCA, unless (i) in the event a shareholder vote is required to approve the Merger pursuant to the VSCA, on the record date fixed by the Company Board to determine the shareholders entitled to receive notice of and vote at a meeting to approve the Merger, or (ii) in the event a short-form merger is allowed, immediately prior to the Effective Time, the Common Stock is not either (A) listed on a national securities exchange or on the NASDAQ or (B) held by at least 2,000 record shareholders. If dissenters' rights are available, Article 15 of the VSCA provides that dissenting shareholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

  THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE VSCA DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE VSCA. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE VSCA.

  Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Merger Subsidiary seeks to acquire the remaining Shares not held by it. Merger Subsidiary currently anticipates that Rule 13e-3 will be inapplicable to the Merger. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction.

12. Dividends and Distributions.

  As described above, the Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the written consent of Parent, (A) except as provided in the Company Disclosure Letter, declare, set aside or pay any dividends, or make any distributions on shares of its outstanding capital stock (other than, with respect to a wholly owned subsidiary of the Company, to the Company or another wholly owned subsidiary of the Company), (B) split, combine or reclassify any capital stock of the Company or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or any of its Subsidiaries or (C) except as required or permitted by the Merger Agreement, repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

13. Conditions to the Offer.

  Notwithstanding any other provision of the Offer, Parent and Merger Subsidiary shall not be required to accept for payment or purchase or pay for any tendered Shares, (A) if (x) the Minimum Condition has not been satisfied by the Expiration Date of the Offer or (y) the applicable waiting period under the HSR Act or under any other applicable merger control regulations enforced by Governmental Entities, individually or in the aggregate, having jurisdiction over a material portion of the Company's business or assets shall not have expired or been terminated by the expiration date of the Offer, or
(B) at any time on or after the date of the Merger Agreement and prior to the date Shares are first accepted for payment under the Offer, if any of the following conditions exist:

    (a) any order or preliminary or permanent injunction shall be entered in any action or proceeding before any court of competent jurisdiction or any statute, rule, judgment, regulation, legislation, or order shall be enacted, entered, enforced, promulgated, amended or issued by any United States Governmental Entity, any other Governmental Entity or Entities having in the aggregate jurisdiction over a material portion of the Companys business or assets which shall (i) make illegal, restrain or prohibit the acceptance for payment of, or payment for, any Shares by Parent, Merger Subsidiary or any other affiliate of Parent or the consummation of the Merger; (ii) prohibit or limit materially the ownership or operation by Parent or Merger Subsidiary or any of their subsidiaries of all or any material portion of the business or assets of the Company or any of its subsidiaries (taken as a whole), or compel Parent, on the one hand, or the Company and its subsidiaries, taken as a whole, on the other hand, to dispose of or hold separate all or any material portion of their respective businesses or material assets, (iii) impose or confirm material limitations on the ability of Parent or Merger Subsidiary or any other affiliate of Parent to exercise full rights of ownership of any Shares in any material respect, including, without limitation, the right to vote any Shares acquired by Merger Subsidiary pursuant to the Offer or otherwise on all matters properly presented to the Companys shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iv) require divestiture by Parent, Merger Subsidiary or any other affiliate of Parent of any Shares; or (v) otherwise would have a Company Material Adverse Effect; provided that with respect to any injunction issued by a Governmental Entity in which the lead plaintiffs are not Governmental Entities, Parent shall first be required to use its best efforts to defend against any preliminary or permanent injunction;

    (b) the Company Board or any committee thereof shall have (i) withdrawn, modified or changed, in a manner adverse to Parent or Merger Subsidiary, the recommendation by the Company Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approved, recommended or announced a neutral position with respect to, or proposed publicly to approve, recommend or announce a neutral position with respect to, an Acquisition Proposal, (iii) provided notice that the Company has entered into an agreement for the implementation of a Superior Proposal or (iv) resolved to do any of the foregoing;

    (c) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE, (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities directly involving the United States (other than an action involving United Nations' personnel or support of United Nations' personnel) or (iv) in the case of any of the foregoing clauses (i) through (iii) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (d) (i) any of the representations and warranties (other than those regarding capitalization) made by the Company in the Merger Agreement shall not have been true and correct when made, or shall thereafter have ceased to be true and correct as if made as of such later date (other than representations and warranties made as of a specified date) (without regard to any Company Material Adverse Effect contained in such representations or warranties) except to the extent that any such failure to be true and correct would not have a Company Material Adverse Effect, (ii) capitalization representations and warranties shall not have been true and correct, individually or in the aggregate, in all material respects when made, or (iii) the Company shall not in all material respects have performed each material obligation and agreement and complied with each material covenant to be performed and complied with by it under the Merger Agreement;

    (e) the Merger Agreement shall have been terminated in accordance with its terms; or

    (f) there shall have occurred an event, change, occurrence, or development of a state of facts or circumstances having a Company Material Adverse Effect which in the reasonable judgment of Parent or Merger Subsidiary makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of, or payment for, Shares.

  The foregoing conditions are for the benefit of Parent and Merger Subsidiary and may, subject to the terms of the Merger Agreement, be waived by Parent and Merger Subsidiary in whole or in part at any time and from time to time in their discretion. The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

14. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations.

  Market for the Shares. The purchase of Shares by Merger Subsidiary pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, which, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Merger Subsidiary cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  Stock Listing. The Shares are listed on the NYSE. After consummation of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE's published guidelines, the NYSE may delist the Shares if, among other things:
(i) the number of total shareholders falls below 400; (ii) the number of total shareholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. According to the Company, as of the date of the Merger Agreement, there were approximately 162 holders of record of the Shares and 19,351,063 Shares outstanding.

  If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc. or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Merger Subsidiary cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

  Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

  Merger Subsidiary currently intends to seek delisting of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act promptly after the completion of the Offer, provided that the requirements for such delisting and termination are met. If the NYSE listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the NYSE and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

15. Certain Legal Matters; Regulatory Approvals.

  General. Except as described in this Section 15, based on information provided by the Company, none of the Company, Merger Subsidiary or Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Merger Subsidiary pursuant to the Offer, the Merger or otherwise, or

(ii) except as discussed herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Merger Subsidiary pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Merger Subsidiary and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While Merger Subsidiary does not presently believe that any competition waiting period or approval will materially delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences materially adverse to the Company's business or that material parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Merger Subsidiary could decline to accept for payment, or pay for, any Shares tendered. See Section 13 for certain conditions to the Offer, including conditions with respect to governmental actions.

  State Antitakeover Statutes. Article 14 of the VSCA in general, prohibits a Virginia corporation, such as the Company, from engaging in an "affiliated transaction" (defined in Section 13.1-725 of the VSCA to include a variety of transactions, including mergers) with an "interested shareholder" (defined in
Section 13.1-725 of the VSCA generally as a person that is the beneficial owner of 10% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an interested shareholder unless the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approved the affiliated transaction or, prior to the date such person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder. The provisions of Article 14 of the VSCA are inapplicable to any of the acquisitions of Shares contemplated by the Merger Agreement and the Support Agreement because the Merger Agreement, the Support Agreement and the transactions contemplated thereby were approved by the Company Board prior to the execution thereof.

  Article 14.1 of the VSCA provides that shares of an "issuing public corporation" that are acquired in a "control share acquisition" generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares, other than the shares beneficially owned by the interested shareholder and shares owned by certain other affiliates of the corporation. A control share acquisition is defined, with certain exceptions ("excepted acquisitions"), as the acquisition of beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%. For the purposes of Article 14.1 of the VSCA an issuing public corporation is a Virginia corporation with 300 or more shareholders. The provisions of
Article 14.1 of the VSCA are inapplicable to an acquisition of shares of a publicly held Virginia corporation (i) pursuant to a merger or share exchange effected in compliance with the VSCA if the issuing public corporation is a party to the merger or share exchange agreement, (ii) pursuant to a tender or exchange offer that is made pursuant to an agreement to which the issuing public corporation is a party, or (iii) directly from the issuing public corporation, or from any corporation, that before such share acquisition, beneficially owns shares having at least a majority of the votes entitled to be cast in the election of directors of the issuing corporation. The acquisition of beneficial ownership of the Shares pursuant to the transactions contemplated by the Merger Agreement and the Support Agreement will be excepted acquisitions for purposes of Article 14.1 of the VSCA.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

  Parent and Merger Subsidiary do not believe that the antitakeover laws and regulations of any state other than the Commonwealth of Virginia will by their terms apply to the Offer, and, except as discussed above with respect to Articles 14 and 14.1 of the VSCA, neither Parent nor Merger Subsidiary has attempted to comply with or become exempted from any state antitakeover statute or regulation. Merger Subsidiary reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Merger Subsidiary might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Merger Subsidiary might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Merger Subsidiary may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 13.

  Pursuant to the terms of the Merger Agreement, if any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement or the Support Agreement, including the purchases of Shares in the Offer, the Merger or the acquisition of Shares pursuant to the option set forth in the Support Agreement, the Company and its Board of Directors shall take all such action as may be reasonably necessary or advisable to obtain such approvals and take such actions as are necessary or advisable so that the transactions contemplated by the Merger Agreement and the Support Agreement may be consummated as promptly as practicable on their terms and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated.

  Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the FTC and certain waiting period requirements have been satisfied.

  Parent filed its Notification and Report Form with respect to the Offer under the HSR Act on October 6, 2000. On October 6, 2000, the Principal Shareholder filed, on behalf of the Company, its Notification and Report Form with respect to the Offer. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on October 21, 2000, the fifteenth day after the date Parent's form was filed, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Merger Subsidiary will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 13.

  The FTC and the DOJ frequently scrutinize the legality of mergers and acquisitions under U.S. Antitrust Laws (as defined below) of transactions such as Merger Subsidiary's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Merger Subsidiary's acquisition of Shares, the DOJ or the FTC could take such action under the U.S. Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Merger Subsidiary or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under U.S. Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and Merger Subsidiary believe that the acquisition of Shares by Merger Subsidiary will not violate U.S. Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Merger Subsidiary on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 13 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

  As used in this Offer to Purchase, "U.S. Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

  Parent and the Company conduct operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. Parent, the Principal Shareholder and the Company currently intend to make filings or seek approvals in certain other jurisdictions; however, Parent and the Company do not expect such filings or approvals to materially delay the consummation of the transactions contemplated by the Merger Agreement. Parent and the Company believe that the transactions contemplated by the Merger Agreement should be approved without any conditions in all countries where approval is required. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.

  Federal Reserve Board Regulations. Regulations T, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral.

16. Fees and Expenses.

  Parent has engaged Morgan Stanley to act as Dealer Manager in connection with the Offer and Morgan Stanley has provided certain financial advisory services to Parent in connection with the acquisition of the Company. Parent will pay Morgan Stanley customary compensation such services in connection with the Offer and the Merger. Parent has also agreed to reimburse Morgan Stanley for all reasonable fees, expenses and costs, including reasonable fees and expenses of legal counsel, and to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

  Merger Subsidiary and Parent have retained Georgeson Shareholder Communications Inc. to serve as the Information Agent and The Bank of New York to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

  Except as discussed above, neither Parent nor Merger Subsidiary will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Merger Subsidiary for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17. Miscellaneous.

  The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Merger Subsidiary is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Merger Subsidiary becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Merger Subsidiary shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Merger Subsidiary cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR MERGER SUBSIDIARY NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Merger Subsidiary and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in Section 7 of this Offer to Purchase (except that such material will not be available at the regional offices of the SEC).

                                          B Acquisition Corp.

October 6, 2000

                                  SCHEDULE I

                     INFORMATION CONCERNING DIRECTORS AND
              EXECUTIVE OFFICERS OF MERGER SUBSIDIARY AND PARENT

  1. Directors and Executive Officers of Merger Subsidiary. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Merger Subsidiary. Unless otherwise indicated, each such person is a citizen of the United States of America, and the business address of each such person is c/o 521 West 57th Street, New York, New York 10019-2960. Unless otherwise indicated and except with respect to Merger Subsidiary, which was formed on September 22, 2000, each such person has held his or her present occupation as set forth below for the past five years.

                             Present Principal Occupation or Employment;
 Name                     Material Positions Held During the Past Five Years
 ----                 ---------------------------------------------------------
 Richard A. Goldstein Member, Board of Directors and President of Merger
                      Subsidiary. Chairman and Chief Executive Officer of
                      Parent since June 2000. President and Chief Executive
                      Officer of Unilever United States, Inc., and President of
                      Unilever North American Foods prior thereto. Member,
                      Board of Directors of Legacy Hotels and Fiduciary Trust
                      Company International.

 Douglas J. Wetmore   Member, Board of Directors and Vice President of Merger
                      Subsidiary. Member, Board of Directors since 1998 and
                      Senior Vice President and Chief Financial Officer of
                      Parent since September 2000. Vice President and Chief
                      Financial Officer of Parent from April 1998 to September
                      2000. Controller of Parent prior thereto.

 Stephen A. Block     Member, Board of Directors, Vice President, Secretary and
                      Treasurer of Merger Subsidiary. Senior Vice President,
                      General Counsel and Secretary of Parent since February
                      2000. Senior Vice President, Law & Regulatory Affairs and
                      Secretary of Parent from May 1999 to February 2000. Vice
                      President, Law & Regulatory Affairs and Secretary of
                      Parent prior thereto.

  2. Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o 521 West 57th Street, New York, New York 10019-2960. Unless otherwise indicated and except with respect to Merger Subsidiary, which was formed on September 22, 2000, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent for the past five years.

                             Present Principal Occupation or Employment;
 Name                     Material Positions Held During the Past Five Years
 ----                 ---------------------------------------------------------
 Richard A. Goldstein Chairman and Chief Executive Officer of Parent since June
                      2000. Member, Board of Directors and President of Merger
                      Subsidiary. President and Chief Executive Officer of
                      Unilever United States, Inc., and Business Group
                      President of Unilever North American Foods prior thereto.
                      Member, Board of Directors of Legacy Hotels and Fiduciary
                      Trust Company International.

 Douglas J. Wetmore   Member, Board of Directors since 1998 and Senior Vice
                      President and Chief Financial Officer of Parent since
                      September 2000. Vice President and Chief Financial
                      Officer of Parent from April 1998 to September 2000.
                      Member, Board of Directors and Vice President of Merger
                      Subsidiary. Controller of Parent prior thereto.

 Carlos A. Lobbosco   Member, Board of Directors since December 1999, Executive
                      Vice President since September 2000 and President,
                      Fragrance Division, of Parent since February 1999. Vice
                      President of Parent prior thereto. Citizen of Argentina.

                               Present Principal Occupation or Employment;
 Name                       Material Positions Held During the Past Five Years
 ----                     -----------------------------------------------------
 Robert G. Corbett        Member, Board of Directors since November 1998 and
                          Vice President of Parent since May 1997. President,
                          Flavor Division, of Parent from September 1998 to
                          October 2000. Area Manager, North America Flavors, of
                          Parent prior thereto.

 D. Wayne Howard          Executive Vice President of Parent since September
                          2000. Vice President, Supply Chain Strategy of
                          Nordstrom, Inc. from January 2000 to August 2000.
                          Vice President, Strategic Sourcing Foods North
                          America, of Unilever from March 1999 to January 2000.
                          Vice President, Sourcing of Lipton from February 1997
                          to March 1999. Vice President, Supply Chain of Lipton
                          Canada, a division of Unilever, from June 1999 to
                          January 1997. Vice President, Finance and Operations
                          of Lipton-Monarch, a division of Unilever, prior
                          thereto.

 Stephen A. Block         Senior Vice President, General Counsel and Secretary
                          of Parent since February 2000. Member, Board of
                          Directors, Vice President, Secretary and Treasurer of
                          Merger Subsidiary. Senior Vice President, Law &
                          Regulatory Affairs and Secretary of Parent from May
                          1999 to February 2000. Vice President, Law &
                          Regulatory Affairs and Secretary of Parent prior
                          thereto.

 William S. Kane          Vice President of Parent since September 1999. Senior
                          Vice President Human Resources of Channel One Network
                          from 1997 to 1999. Director of Human Resources,
                          Frigidaire Division of Electrolux, prior thereto.

 Thomas E. Kinlin         Vice President of Parent since September 1999.
                          Employed by Parent in other positions prior thereto.

 Jose A. Rodriguez        Vice President of Parent since May 1998. Employed by
                          Parent in other positions prior thereto.

 Margaret Hayes Adame     Member, Board of Directors of Parent. President,
                          Fashion Group International. Member, Board of
                          Directors of North American Watch Corporation.

 Richard M. Furlaud       Member, Board of Directors of Parent. Chairman and
                          Chief Executive Officer of Parent from December 1999
                          to May 2000.

 Peter A. Georgescu       Member, Board of Directors of Parent. Chairman
                          Emeritus of Young & Rubicam, Inc. Member, Board of
                          Directors of Briggs & Stratton Corporation.

 George Rowe, Jr.         Member, Board of Directors of Parent. Attorney,
                          member of law firm of Fulton, Rowe, Hart & Coon.

 Henry P. van Ameringen   Member, Board of Directors of Parent. President of
                          van Ameringen Foundation, Inc.

 William D. Van Dyke, III Member, Board of Directors of Parent. Senior Vice
                          President of Salomon Smith Barney, Inc.

  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:
                       The Depositary for the Offer is:

                             The Bank of New York

        By Mail:                 By Facsimile         By Hand or Overnight
                                 Transmission:              Courier:



    Tender & Exchange
       Department               (212) 815-6213    Tender & Exchange Department
     P.O. Box 11248                                    101 Barclay Street
  Church Street Station                            Receive and Deliver Window
   New York, New York                               New York, New York 10286
       10286-1248

                      To Confirm Facsimile Transmissions:
                       (For Eligible Institutions Only)

                                (212) 815-6156

  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

[LOGO]
                          17 State Street, 10th Floor
                           New York, New York 10004
                 Banks & Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                          MORGAN STANLEY DEAN WITTER

                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                           New York, New York 10036
                         Call Collect: (212) 761-8322